Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 29, 2014

Relating to Preliminary Prospectus dated January 17, 2014

Registration No. 333-192244

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus dated January 17, 2014 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-192244) relating to this offering. The most recent amendment to such Registration Statement can be accessed through the following link http://www.sec.gov/Archives/edgar/data/1515673/000119312514014673/d601113ds1a.htm

The following information is intended to update and supplement the information contained in the Preliminary Prospectus.

Common stock offered:	4,838,710 shares

Underwriters’ option to purchase additional shares:	725,806 shares

Common stock outstanding after this offering:	28,140,212 shares (or 28,866,018 shares if the underwriters exercise in full their option to purchase additional shares)

Expected initial public offering price per share:	Between $19.00 and $20.00 per share

Net Proceeds:	We estimate that the net proceeds from our issuance and sale of 4,838,710 shares of our common stock in this offering will be approximately $84.7 million, based on an assumed initial public offering price of $19.50 per share (the midpoint of the expected price range for the offering), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, we estimate that the net proceeds from this offering will be approximately $97.9 million.

Ultragenyx Pharmaceutical Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Ultragenyx has filed with the SEC for more complete information about Ultragenyx and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Ultragenyx, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; telephone: 866-803-9204 or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; telephone: 866-718-1649; email: prospectus@morganstanley.com.